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                     June 5, 2024

       William J. Rouhana, Jr.
       Chief Executive Officer
       Chicken Soup for the Soul Entertainment, Inc.
       132 E. Putnam Avenue, Floor 2W
       Cos Cob, Connecticut 06807

                                                        Re: Chicken Soup for
the Soul Entertainment, Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed May 3, 2024
                                                            File No. 001-38125

       Dear William J. Rouhana, Jr.:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services
       cc:                                              Brian Ross